FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 30, 2006

2.	Press release dated December 11, 2006

3.	Press release dated December 18, 2006

4.	Press release dated December 19, 2006

5.	Press release dated December 19, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 29, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

30 November 2006

ARM Strengthens Commitment To Taiwan Through Expanded Relationship With CIC

CIC licenses advanced ARM processors and modeling tools to equip engineering students in universities throughout Taiwan

CAMBRIDGE, UK – Nov. 30, 2006 - ARM [(LSE:ARM)]; (Nasdaq:ARMHY)] today announced at the ARM® Connected Community Technical Symposium, Taipei, that the National Chip Implementation Center (CIC), an organization that promotes IC design and innovation in Taiwan, has licensed the ARM7TDMI® processor, the ARM926EJ-S™ processor, the RealView® CREATE family of ESL tools and the ARM RealView Development Suite 3.0. The license agreement, which includes the SoC Designer and Core Generator electronic system level (ESL) tools, will enable hundreds of engineering students working with the ARM architecture across Taiwan to access the RealView tools solution, which provides system design and software tools that span initial architecture optimization through to cycle accurate simulation of the final system design.

CIC will deliver the ARM7TDMI and the ARM926EJ-S processors and tools portfolio to universities across Taiwan, enabling students to learn the intricacies of SoC design and optimization in the laboratory, encouraging innovation by student engineers and giving them a valuable head start in the electronics industry. Furthermore, the RealView Development Suite and the SoC Designer tool enable early OS porting and hardware/software integration, long before target silicon is available, making the tools environment ideal for the learning laboratory.

“Innovation in IC design is central to Taiwan’s reputation as an industry leader. Companies such as MediaTek, Realtek Semiconductor, Sunplus Technology and Via Technologies are among the world’s top 20 IC design houses, and to maintain this position, they are continually seeking the best and brightest engineering graduates,” said Jing-Yang Jou, director general, CIC. “The ARM7TDMI and ARM926EJ-S processors, used in combination with the ARM tools portfolio, will ensure that a consistent crop of high-quality graduates emerge from university, already well versed in the tools of the trade. By training the next generation of Taiwan’s engineers to design using ARM processors and tools, we are safeguarding and strengthening future IC initiatives.”

CIC has already begun hosting SoC Designer training courses to encourage use of the newly-licensed ARM processors and ESL technology.

“Building on its status as a hub of the global foundry industry, Taiwan is also emerging as a semiconductor and IC design market in itself. Since 1992, CIC has been driving this growth,” said Tudor Brown, chief operating officer, ARM at the Taipei ARM symposium. “By working with CIC to equip university students with ARM processors and the latest ESL tools, we are enabling the Taiwan IC market to continue to grow organically using home-grown engineering talent.”

Technical information
The ARM7TDMI 32-bit embedded RISC processor is optimized to provide the best combination of performance, power and area characteristics. The processor enables system designers to build embedded devices requiring small size, low power and high performance. The ARM926EJ-S processor is fully synthesizable, and features a Jazelle Java acceleration technology-enhanced 32-bit RISC CPU, flexible size instruction and data caches, tightly coupled memory interfaces and a memory management unit. The ARM926EJ-S processor is optimized for use in mobile phones, platform OS-based devices, multimedia, automotive applications and digital still cameras.

The RealView CREATE and DEVELOP families provide the only complete, end-to-end solution for efficient system optimization and software development that supports all ARM processors and ARM debug technology. Enabling improved software quality through cycle accurate and functionally accurate virtual prototyping, and servicing all major market segments, the RealView ESL portfolio provides flexible software tools to meet changing requirements. The RealView ESL tools portfolio includes support for all ARM processors, including the Cortex™, ARM11™, ARM9™ and ARM7™ families.

Availability
The ARM7TDMI and ARM926EJ-S processors, the RealView Development Suite and the extensive range of ARM ESL tools are available for licensing today. For more information, please visit http://www.arm.com/products/.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM7TDMI and RealView are registered trademarks of ARM Limited. ARM7, ARM9, ARM926EJ-S, ARM11 and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 846 0740	+44 1628 427780
Niall.omalley@text100.co.uk	michelle.spencer@arm.com

Claudia Natalia
ARM
+1 408 548 3172
Claudia.natalia@arm.com

Item 2

11 December 2006

ARM High-Speed PHY and High-Performance Standard Cells For 65-Nanometer Platform Adopted By Fujitsu

Agreement enables Fujitsu to offer customers combined ARM physical IP solution for high-performance design implementations

CAMBRIDGE,UK – Dec. 11, 2006 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that the ARM® Velocity™ PHY for PCI-Express Gen-2 and the Advantage™ v2.0 standard cell library, part of its Artisan® physical IP family, has been adopted by Fujitsu Limited on Fujitsu’s CS200 HP 65-nanometer (nm) platform. The agreement enables Fujitsu, a member of the ARM Connected Community, to offer foundry customers access to ARM physical IP, which provides an optimal high-performance design solution for advanced LSI development.

More and more, mobile devices are demanding chips that minimize power and area, yet still run at high clock rates and include a high-speed interface. The ARM Velocity PHY combines industry-leading performance with very low-power operation and small size. The ARM Advantage standard cell library is ideal for high-performance implementations. Together, the two product families provide an optimal solution for enhancing the development of advanced chips for a variety of applications.

“Working with ARM, we are able to offer our 65-nm customers, for the first time, access to the silicon-proven ARM Velocity PHY and Advantage standard cell library, which supports our goal of providing ‘first shot full operation’ silicon to customers” said Tatsuya Yamazaki, general manager of the Foundry and ASIC Marketing Division, Electronic Devices Business Group, Fujitsu Limited. “With the combination of our high-performance 65-nm processes and ARM industry-leading physical IP, we can enable customers to shorten design time, minimize risk and accelerate time-to-market for their devices.”

“Fujitsu’s continual dedication to offer infinite possibilities for customers’ success aligns with ARM’s commitment to provide silicon-proven physical IP solutions that offer designers a successful path from design-to-silicon,” said Brent Dichter, general manager, Physical IP, ARM. “Implementing the combination of the ARM PHY and standard cell library on Fujitsu’s advanced 65-nm high-performance platform offers customers an optimal high-performance solution that can minimize area and reduce costs for LSI development at leading-edge silicon processes.”

The ARM Velocity PHY family of products meets the stringent requirements for high-speed serial standards such as PCI Express, Serial ATA and XAUI. The PHY products offer exceptional jitter performance, low-power consumption and extensive testability within a small physical size, thereby enabling error-free data transfers over a wide range of operating conditions and environments.

The ARM Advantage standard cell library provides high-speed and low-power performance for a wide range of applications in the consumer, communications and networking markets. The ARM Advantage product portfolio includes ARM’s extensive set of views and models providing integration with many of the industry’s leading electronic design automation (EDA) tools. These views provide functional, timing and power information for the Advantage products over a wide range of operating conditions, thus allowing designers to implement complex power-management systems that actively control dynamic and leakage power within their SoC.

Availability
ARM Advantage v2.0 standard cell library on Fujitsu’s CS200 HP 65-nanometer (nm) platform is immediately available and the ARM Velocity PHY is expected to be available at end of the fourth quarter of 2006. Foundry customers interested in the ARM Fujitsu-based products, please contact Fujitsu Limited via E-mail at: edevice@fujitsu.com or via telephone at: + 81-42-532-1432.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed PHY products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Advantage and Metro are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Jill Warner Text 100	Michelle Spencer ARM
+1 415 593 8414 naarm@text100.com	+44 1628 427780 michelle.spencer@arm.com

Claudia Natalia ARM (408) 548 3172 claudia.natalia@arm.com

Item 3

18 December 2006

ARM Powered Technology Heralds Wave of Digital Seasonal Gifts

WHAT: The latest consumer electronics devices once again take centre stage as the Holiday Season reaches fever pitch. ARM technology powers the majority of this year’s most coveted gadgets, including the Microsoft Zune, Sony PSP and Nintendo DS Lite. Market research from the Consumer Electronics Association (CEA®) in the US indicates that consumer electronics gifts, such as MP3 players, digital cameras, DVD players, game systems and more, top the electronics wish list among adults.

Further details of the technology behind popular electronics gifts are available on the ARM Powered Holiday Gifts website: http://www.arm.com/markets/holidaygifts/

WHY: ARM technology powers popular seasonal gifts such as the Samsung Blu-Ray Player BD-P1000 DVD Player , Vtech Vsmile , Microsoft Zune , Sony Mylo, TomTom Go GPS series, Apple iPod Nano, Nintendo DS Lite and the Sony PSP.

WHERE: The 13th Annual CE Holiday Purchase Patterns study was conducted by the CEA.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

- ENDS -

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

ARM PRESS OFFICE: +44 208 846 0797

Claudia Natalia	Michelle Spencer	Niall O'Malley
ARM	ARM	Text 100
+1408 548 3172	+44 1628 427780	+44 208 846 0740
claudia.natalia@arm.com	michelle.spencer@arm.com	londonarm@text100.co.uk

Item 4

19 December 2006

ARM Cortex Processors Chosen by Texas Instruments For Use in Critical Automotive Applications

WHAT:
The ARM® Cortex™ -M3 and Cortex-R4 processors have been selected by Texas Instruments Incorporated (TI) for use in its TMS470 and TMS570 MCU platforms respectively. The microcontroller platforms offer automakers and OEMs optimized solutions for applications such as braking, steering, chassis control, body and airbag systems.

TI’s TMS470 MCU platform, currently based on the popular ARM7TDMI® processor, will add new pinto-pin compatible devices based on the ARM Cortex-M3 processor. The Cortex-M3 processor enables lower power consumption and exceptional system response to interrupts, while delivering computational performance and excellent code density.

TI’s new TMS570 MCU platform uses two ARM Cortex-R4 processors, combined with an initial two Mbytes of on-chip flash memory. Targeted safety critical applications include chassis control, braking/electronic vehicle stability and steering. The Cortex-R4 processor is tailored for advanced embedded control applications and features a selective superscalar microarchitecture delivering more than 1.6 DMIPS/MHz in an efficient low gate count implementation

TI’s decision to adopt the ARM Cortex-M3 and Cortex-R4 processors for its scalable automotive MCU platforms demonstrates the growing momentum of silicon based on the ARM Cortex family of processors.

WHY:
ARM and TI are committed to the automotive industry and are actively working together to support innovative, high-performance applications. Addressing the increasing complexity of automotive electronics, coupled with the emergence of stringent safety standards, automakers and OEMs are seeking highly robust processors necessary for designing cost-effective and reliable automotive systems.

About the ARM Cortex Family of Processors
The three series in the ARM Cortex family enable chip manufacturers and OEMs to standardize around a single architecture from low-end microcontrollers to high-performance applications processors. Featuring Thumb®-2 technology, the ARM Cortex family significantly reduces development costs and increases enterprise efficiency.

•	ARM Cortex-A Series: Applications processors for complex OS and user applications
•	ARM Cortex-R Series: Embedded processors for real-time systems
•	ARM Cortex-M Series: Deeply embedded processors optimized for microcontroller and low-cost applications

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, Thumb and ARM7TDMI are registered trademarks of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

CONTACT DETAILS:

ARM PRESS OFFICE:
+44 208 996 4141

Michelle Spencer	Claudia Natalia	Nandita Geerdink
ARM	ARM	Text 100
+44 1628 427780	+1 408 548 3172	+1 415 593 8457
michelle.spencer@arm.com	claudia.natalia@arm.com	nanditag@text100.com

Item 5

19 December 2006

ARM Announces First Production-Ready DDR1 And DDR2 Memory Interface IP On TSMC 90-Nanometer Process

Velocity DDR memory interface attains TSMC IP quality certification

CAMBRIDGE, UK. — Dec, 19, 2006 - ARM [(LSE:ARM); (NASDAQ:ARMHY)] today announced the availability of the ARM® Velocity™ DDR1 and DDR2 (1/2) memory interface in its Artisan® physical IP family to support TSMC’s 90-nanometer (nm) general-purpose process. The ARM Velocity DDR1/2 memory interface is the first 90-nm production-ready IP to pass TSMC’s IP quality assurance test.

“We are devoted to working with our IP partners to make high-quality IP available to be incorporated into our customer’s leading-edge designs in the least amount of time,” said Kuo Wu, deputy director of design services marketing at TSMC. “Under our strict guidelines for IP qualification, the ARM Velocity DDR1/2 memory interface has remarkably achieved first-silicon success on our 90-nm process.”

The ARM 90-nm Velocity DDR1/2 memory interface solutions include multiple sets of programmable on-die termination (ODT) and output driver impedance control, with all terminations capable of achieving high impedance accuracy using ARM advanced dynamic calibrator circuits. Both features improve the overall signal integrity and total available timing margin to allow quick timing closure for high-speed system designs. The 90-nm Velocity DDR1/2 memory interface delivers optimum solutions that allow scaling of power and performance for a wide variety of applications needing SDRAMs, such as mainstream PCs, networks and servers. These double data rate solutions for DDR1 and DDR2 operate at up to 800 Mbps data rate and implement the complete interfaces between the SDRAM component and the memory controller.

“ARM is committed to producing high-quality, proven IP for customers to ensure their SoC design success,” said Brent Dichter, general manager, Physical IP, ARM. “Attaining TSMC IP quality certification for the Velocity DDR1/2 memory interface solution exemplifies the quality of ARM physical IP, and gives our mutual customers a SoC solution they can trust.”

Availability
ARM Velocity DDR1/2 memory interface solutions on the TSMC 90-nm process are immediately available. The DDR1/2 front-end solutions for TSMC 90-nm process can be downloaded on the ARM Web site at www.arm.com at no charge to licensed designers. DDR back-end solutions are available through local ARM sales channels.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Velocity is a trademark of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+1 415 593 8457	+408 548 3172	+44 1628 427780
naarm@text100.co	mclaudia.natalia@arm.com	michelle.spencer@arm.com